

Michelle Janaye Nealy · 3rd

Community Leader | Communications Expert

Washington, District of Columbia, United States · **Contact info**

500+ connections

 **Reservoir Communications Group**

 **University of Maryland**

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About

I am a proven leader with more than a decade of experience as a reporter, digital strategist and communications pro. For fun, I'm building a group investment app that will change the world.

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Community Leader | Communications Strategist
michellejanaye
An emerging voice in media relations, crisis communications and nonprofit advocacy, Michelle speaks frequently on issues related to race, politics and grassroots organizing.

Activity

590 followers

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Michelle Janaye Nealy posted this · 3w

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Michelle Janaye Nealy commented on a post · 1mo

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Michelle Janaye Nealy posted this · 1mo

Howard University College of Medicine and Howard University Hospital (HUH) recently announced the appointment of Andrea A. Hayes, M.D., FACS, FAAP as professor and chair of the Department of Sur ...show more

 **THE JOURNEY: "Dr. Andrea Hayes - A Physician Making History at Howard University"**
whur.com · 1 min read

 1

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Experience

 **Director**
Reservoir Communications Group
May 2021 - Present · 1 yr 1 mo
Washington, District of Columbia, United States

 **CEO & Co-Founder**
DvyUp Investing
Oct 2019 - Present · 2 yrs 8 mos
Washington, District of Columbia, United States

DvyUp is a game-changing mobile app that will enable users to form, fund and manage real money investment clubs. DvyUp is on a mission to create an online community for investors that und ...see more


We are DvyUp!
DvyUp is a game-changing mobile app that will enable users to form, fund, and
manage real money investment clubs. Simply propose, discuss and vote on trades....


Faith in Public Life
5 yrs 1 mo

Vice President of Communications & Digital Strategy
Mar 2019 - Mar 2021 · 2 yrs 1 mo
Washington, D.C.

- Led a six-person department in planning and executing the organization's strategic communications
and digital goals. I worked closely with CEO and other staff members to develop compelling c ...see more

 

Communications Director
Mar 2016 - Feb 2019 · 3 yrs
Washington D.C. Metro Area

- Planned, managed and drove a wide range of the organization's communications and marketing
strategies to enhance national recognition of the brand, its advocacy programs and its CEO.


Provoked By Trump, The Religious Left Is Finding Its Voice
The Trump administration has inspired a new activism on the part of liberal religious
groups. Like the Moral Majority of the 1980s, they fear an assault on their most basic...


Co-Founder
The HOPE Scholarship: Helping Others Pursue Education
Jul 2010 - Dec 2017 · 7 yrs 6 mos
Washington D.C. Metro Area

- Spearheaded an all-digital crowdfunding plan to raise vital funds.
- Provided leadership and direction in campaign's branding, messaging and digital marketing ...see more


About The H.O.P.E. Scholarship Initiative


Lecturer
U.S. Department of State
Feb 2016 · 1 mo
Dushanbe, Tajikistan

- Spent two weeks teaching Tajik youth throughout the country about the lives and contributions of
African Americans and their integration into American society.   ...see more


Black History Month and Expanding Youth Outreach in Tajikistan

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Education


University of Maryland
Master's, Multimedia Journalism
2009 - 2010


Howard University
Bachelor's of Arts, Print Journalism
2003 - 2007
Activities and societies: National Association of Black Journalists, National Urban League's Thursday's
Networks

Volunteering


Strategist
2015 Cracking the Code Hackathon: Success for Women Digital News Entrepreneurs
Jan 2015 - Present · 7 yrs 5 mos
Science and Technology

Worked with a group of talented women to develop a prototype of an web app, named Inherently, that
evaluates ideas solely on the merits of the idea and not by the person who presented it or the ...see more


Presenter
Second Annual HBCUstory Symposium
Oct 2014 - Present · 7 yrs 8 mos
Education

Lectured on innovative and sustainable fundraising solutions for historically black colleges and
universities, during a session titled: Do the Right Things: Alumni Giving + Millennial Philanthropy.


Presenter
University of Kansas: Telling Stories of Diversity in the Digital Age
Dec 2011 - Present · 10 yrs 6 mos
Civil Rights and Social Action

The University of Kansas School of Journalism and Mass Communications co-hosted a digital diversity summit with the Online News Association (ONA) in 2011 as part of the J534 Diversity ...see more

Skills

Blogging · 33

 Endorsed by Tracie Powell and 2 others who are highly skilled at this

 Endorsed by 2 colleagues at The HOPE Scholarship: Helping Others Pursue Education

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Editing · 25

 Endorsed by Tracie Powell and 5 others who are highly skilled at this

 Endorsed by 3 colleagues at NAACP

Social Media · 25

 Endorsed by Mackenzie Harris and 1 other who is highly skilled at this

 Endorsed by 3 colleagues at NAACP

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Recommendations

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Languages

English
Native or bilingual proficiency

Spanish
Professional working proficiency

Interests

Influencers   Companies   Groups   Schools

 **Satya Nadella** in · 3rd
Chairman and CEO at Microsoft
9,797,526 followers

 **Bruce Broussard** in · 2nd
President and CEO at Humana
233,004 followers

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Causes

Children · Civil Rights and Social Action · Education